TIAA PUBLIC

Depositor: TIAA-CREF Life Insurance Company

Registrant: TIAA-CREF Life Separate Account VLI-1

8500 Andrew Carnegie Blvd.

(MS SSC-C2-08)

Charlotte, NC 28262

John D. Piller, Sr.

Director, Associate General Counsel

Retirement & Individual Services Law

Office: 704-988-5681

Fax: 704-988-1615

E-mail: jpiller@tiaa.org

March 4, 2019

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Investment Management

Disclosure Review & Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jaea Hahn, Senior Counsel

Re:	TIAA-CREF Life Separate Account VLI-1 (“Registrant”)

File Nos. 333-229946 and 811-10393
REGISTRATION STATEMENT ON FORM N-6
Intelligent Life VUL Survivorship 2.0 Policy

Dear Commissioners and Ms. Hahn:

We are filing this letter in order to provide the staff of the Division of Investment Management sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form N-6 (File No. 333-229946) filed by TIAA-CREF Life Insurance Company on February 28, 2019:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact the undersigned by telephone at (704) 988-5681 or by e-mail at jpiller@tiaa.org.

Respectfully Submitted,

/s/ John D. Piller, Sr.

John D. Piller, Sr.